Exhibit 99.4

FOR IMMEDIATE RELEASE

Transition Therapeutics Announces Fiscal 2012 Year End Financial Results

TORONTO, ON, September 13, 2012 – Transition Therapeutics Inc. (“Transition” or the “Company”) (TSX: TTH; NASDAQ: TTHI), a product-focused biopharmaceutical company developing therapeutics for disease indications with large markets, today announced its financial results for the year ended June 30, 2012.

Selected Highlights

During fiscal 2012 and up to the date of this press release, the Company achieved the following significant milestones:

ELND005 (AZD-103):

•	On August 30, 2012, Transition announced that their licensing partner Elan had dosed the first patient in a Phase 2 clinical study of ELND005 in Bipolar Disorder. The study is a placebo-controlled, safety and efficacy study of oral ELND005 as an adjunctive maintenance treatment in patients with Bipolar 1 Disorder to delay the time to occurrence of mood episodes. As the first patient has been dosed in the study, Transition will receive a milestone payment of US$11million from Elan;

•	On May 14, 2012, Transition announced that a mini symposium entitled “The Emerging Clinical Profile of Oral Scyllo-inositol (ELND005) in Alzheimer’s Disease: A Dual Mechanism of Action” was presented at the 12th International Stockholm/Springfield Symposium on Advances in Alzheimer Therapies;

•	On April 26, 2012, Transition announced that three ELND005 poster presentations were presented at the American Academy of Neurology. These presentations described responder analyses and characteristics, along with findings on the effect of ELND005 on the emergence of neuropsychiatric symptoms;

•	On September 27, 2011, Transition announced that Phase II clinical study data of ELND005 (AZD-103) in mild to moderate Alzheimer's disease has been published in the peer-reviewed journal, Neurology. The Neurology article is entitled "A Phase II randomized trial of ELND005, scyllo-inositol, in mild-moderate Alzheimer's disease";

•	On July 15, 2011, Transition announced that ELND005 (AZD-103) Phase II clinical trial data would be presented at the International Conference of Alzheimer's Disease (ICAD) meeting on July 18, 2011;

TT-401:

•	On June 18, 2012, Transition announced the results of the Phase I clinical study of type 2 diabetes drug candidate, TT-401. The Phase 1, double-blind, placebo-controlled randomized study enrolled 48 non-diabetic obese subjects in six cohorts evaluating six escalating subcutaneous single doses of TT-401. TT-401 demonstrated an acceptable safety and tolerability profile in non-diabetic obese subjects in the study. TT-401 exhibited the expected pharmacological effect on glucose and pharmacodynamic biomarkers at doses that were safe and tolerable. The pharmacokinetic profile, assessed over 28 days, demonstrated a half-life consistent with once-weekly dosing;

•	On December 12, 2011, Transition announced that the first patient has been dosed in a Phase I clinical study of type 2 diabetes drug candidate, TT-401. TT-401 is a once-weekly administered peptide being studied for its potential to lower blood glucose levels in patients with type 2 diabetes and accompanying obesity;

Corporate Developments:

•	On November 22, 2011, Transition Therapeutics announced a US$5 million private placement. Under the non-brokered private placement, Transition issued 3,703,703 common shares at a price of US$1.35 for gross proceeds of approximately US$5,000,000.

Financial Liquidity

The Company’s cash and cash equivalents and short term investments were $19,012,345 at June 30, 2012.

Under the terms of the amended agreement with Elan, dosing of the first patient in another clinical trial of ELND005 (AZD-103) triggers the payment of a US$11 million milestone. The Company expects to receive the US$11million milestone payment during the first quarter of fiscal 2013.

The Company’s current cash projection indicates that the current cash resources should enable the Company to execute its core business plan and meet its projected cash requirements well beyond the next 12 months.

Financial Review

During the year ended June 30, 2012, the Company recorded a net loss of $12,269,845 ($0.48 loss per common share) compared to a net loss of $5,689,613 ($0.25 loss per common share) for the year ended June 30, 2011.

In fiscal 2011, the Company and Elan mutually agreed to modify their collaboration agreement for the development and commercialization of ELND005 (AZD-103). Under the terms of the modification, Transition is no longer obligated to fund the development or commercialization of ELND005 (AZD-103). The recognized net revenue of $8,951,400 ($US 9 million) in fiscal 2011 represented the agreement modification payment that was received partially in lieu of the contractually required Phase III milestone payments.

Revenue is nil in the year ended June 30, 2012 compared to $10,251,394 in the year ended June 30, 2011. The decrease in revenue is due to the receipt of the US$9 million agreement modification payment received from Elan in fiscal 2011.

Research and development expenses decreased $295,250 or 3% from $8,493,975 for the fiscal year ended June 30, 2011 to $8,198,725 for the fiscal year ended June 30, 2012. The decreases are primarily due to decreased clinical development costs related to ELND005 (AZD-103) and TT-301/302, decreased amortization due to the fact that the technology and patents acquired from Protana were fully amortized during the second quarter of fiscal 2011 and decreased salaries and related costs associated with headcount reductions. The decrease is largely offset by an increase in pre-clinical and clinical development costs associated with advancing the TT-401/402 compounds.

General and administrative expenses decreased by $801,037 or 15% from $5,208,317 for the fiscal year ended June 30, 2011 to $4,407,280 for the year ended June 30, 2012. The decrease in general and administrative expenses during the fiscal year ended June 30, 2012 is largely due to decreases in payroll resulting from headcount reductions as well as decreases in consulting, insurance expense and facility lease costs. The decrease in general and administrative expenses is partially offset by increased professional fees as well as increased option expenses.

About Transition

Transition is a biopharmaceutical company, developing novel therapeutics for disease indications with large markets. Transition's lead product is ELND005 (AZD-103) for the treatment of Alzheimer's disease and bipolar disorder. Transition also has an emerging pipeline of innovative preclinical and clinical drug candidates. The other drugs in the pipeline that the Company is developing are for anti-inflammatory and metabolic indications. Transition's shares are listed on the NASDAQ under the symbol "TTHI" and the Toronto Stock Exchange under the symbol "TTH". For additional information about the Company, please visit www.transitiontherapeutics.com.

Extracts of the Financial Statements to Follow:

CONSOLIDATED BALANCE SHEETS

In Canadian Dollars	June 30, 2012	June 30, 2011	July 1, 2010

Assets
Current assets
Cash and cash equivalents	12,955,081	17,422,364	16,570,033
Short term investments	6,057,264	5,038,356	10,507,822
Trade and other receivables	43,658	155,477	125,501
Investment tax credits receivable	241,951	368,624	206,313
Prepaid expenses and deposits	316,286	751,000	549,218
	19,614,240	23,735,821	27,958,887

Non-current assets
Property and equipment	215,000	400,581	605,637
Intangible assets	17,263,790	19,043,086	21,095,002
Total assets	37,093,030	43,179,488	49,659,526

Liabilities
Current liabilities
Trade and other payables	1,178,915	945,360	2,090,403
Current portion of contingent consideration payable	2,321,373	2,321,373	-
Deferred revenue	-	-	1,299,994
	3,500,288	3,266,733	3,390,397

Non-current liabilities
Contingent consideration payable	1,434,958	1,434,958	3,081,500
Leasehold inducement	34,295	45,727	57,160
	4,969,541	4,747,418	6,529,057

Equity attributable to owners of the Company
Share capital	165,334,259	160,498,537	160,498,537
Contributed surplus	13,168,411	11,840,574	4,800,368
Share-based payment reserve	2,977,032	3,179,327	9,228,319
Deficit	(149,356,213)	(137,086,368)	(131,396,755)
	32,123,489	38,432,070	43,130,469

Total liabilities and equity	37,093,030	43,179,488	49,659,526

CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

For the years ended June 30, 2012 and 2011

In Canadian Dollars	2012	2011

Revenues
Licensing fees	-	10,251,394
Direct costs of services	-	1,299,994
Gross Profit	-	8,951,400

Expenses
Research and development	8,198,725	8,493,975
Selling, general and administrative expenses	4,407,280	5,208,317
Loss on disposal of property and equipment	125,748	116,312
	12,731,753	13,818,604

Operating Loss	(12,731,753)	(4,867,204)

Interest income	165,070	201,085
Interest expense	(851)	(530)
Foreign exchange gain (loss)	297,689	(348,133)
Change in fair value of contingent consideration payable	-	(674,831)
Net loss and comprehensive loss for the year	(12,269,845)	(5,689,613)
Basic and diluted net loss per common share	(0.48)	(0.25)

Notice to Readers: Information contained in our press releases should be considered accurate only as of the date of the release and may be superseded by more recent information we have disclosed in later press releases, filings with the OSC, SEC or otherwise. Except for historical information, this press release may contain forward-looking statements, relating to expectations, plans or prospects for Transition, including conducting clinical trials. These statements are based upon the current expectations and beliefs of Transition's management and are subject to certain risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties include factors beyond Transition's control and the risk factors and other cautionary statements discussed in Transition's quarterly and annual filings with the Canadian commissions.

For further information on Transition, visit www.transitiontherapeutics.com, or contact:

Dr. Tony Cruz	Nicole Rusaw-George
Chairman & Chief Executive Officer	Chief Financial Officer
Transition Therapeutics Inc.	Transition Therapeutics Inc.
Phone: (416) 260-7770, x.223	Phone: (416) 260-7770, x.202
tcruz@transitiontherapeutics.com	nrusaw@transitiontherapeutics.com